Contact

www.linkedin.com/in/wes-burdine-943a70197 (LinkedIn)

Wes Burdine

Owner of The Black Hart of Saint Paul
St Paul, Minnesota, United States

Experience

Black Hart of Saint Paul
Owner
August 2018 - Present (6 years 3 months)
Greater Minneapolis-St. Paul Area

Minnesota Women's Soccer
Co-Founder
June 2021 - Present (3 years 5 months)

Medtronic
Project Manager
August 2016 - May 2019 (2 years 10 months)
Minneapolis, Minnesota, United States

Education

University of Minnesota
Doctor of Philosophy - PhD, Literature · (August 2009 - December 2017)

Marquette University
Master of Arts - MA, Literature · (August 2009 - December 2017)

Bethel University
Bachelor of Arts - BA, Literature · (August 2009 - December 2017)